SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Press Release
2.	2004 Results, Annual Press Conference – Jürgen E. Schrempp, Chairman of the Board of Management
3.	2004 Results, Annual Press Conference – Bodo Uebber, Chief Financial Officer
4.	Fact Sheets
5.	Additional Unaudited Information

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,“ „assume,“ „believe,“ „estimate,“ „expect,“ „intend,“ „may,“ „plan,“ „project“ and „should“ and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor. Publication of Annual Report and Consolidated Financial Statement is scheduled for February 23, 2005. Publication of Form 20-F Report is scheduled for February 28, 2005.

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DAIMLERCHRYSLER

Contacts		Press Information
Thomas Fröhlich	+49 (0)7 11/17-9 33 11
Han Tjan	+1 212 909 9063	Date
February 10, 2005

DaimlerChrysler achieves an operating profit of €5.8 billion

•   Net income of €2.5 billion (2003: €0.4 billion)

•   Earnings per share of €2.43 (2003: €0.44)

•   Revenues up 4% to €142.1 billion

•   Operating Profit in 2005 expected to be slightly higher than in 2004

Stuttgart/Auburn Hills. DaimlerChrysler (stock-exchange abbreviation DCX) has today published its preliminary consolidated financial statements and the divisions’ results for the year 2004.

The operating profit with €5.8 billion was, as stated before, considerably higher than €5.1 billion, the operating profit of Full Year 2003 excluding restructuring expenditures at the Chrysler Group and excluding the capital gain realized on the sale of MTU Aero Engines. This increase was primarily due to the improved earnings of the Chrysler Group and in the Commercial Vehicles divisions. The profit contribution from the Services division was at the high level of the prior year, despite the charge from Toll Collect. The contribution to the Group’s operating profit from the Mercedes Car Group decreased sharply, however. The Group's result was negatively impacted by considerable charges from Mitsubishi Fuso Truck and Bus Corporation (MFTBC) and Toll Collect.

The Chairman of the Board of Management of DaimlerChrysler AG, Prof. Jürgen E. Schrempp, stated at the Annual Results Press Conference in Sindelfingen: “One of DaimlerChrysler's key strengths is its ability not only to compensate at the Group level for differing cycles in the divisions and varying regional developments, but also to achieve growth in earnings. The year 2004 shows that our strategy works well – even in such a challenging competitive environment.”

Net income rose from €0.4 billion to €2.5 billion. Earnings per share of €2.43 were also significantly higher than in the prior year.

The Board of Management will propose to the Supervisory Board that an unchanged dividend of €1.50 per share should be distributed (2003: €1.50). This proposal takes account not only of the development of operating profit and cash flow in 2004, but also of expectations for the coming years.

The Group’s workforce will also participate from the positive business developments. DaimlerChrysler’s management and representatives of its employees have together fixed the details of the profit-related bonus for 2004. For some 144,000 employees of DaimlerChrysler AG in Germany, the bonus for 2004 has been set at €1,100. It will be paid out together with wages and salaries in April 2005. Consistent with the collective bargaining agreement, this year’s profit-related bonus for the 68,000 entitled employees of the Chrysler Group in the United States will average $1,500 and will be paid out in March 2005.

The total compensation of the Board of Management decreased by 22.5% from €40.8 million to €31.6 million in 2004. The compensation for the activities of the members of the Supervisory Board of DaimlerChrysler AG amounted to €2.0 million (2003: €2.8 million).

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In the industrial business, DaimlerChrysler generated a free cash flow of €1.8 billion. The net liquidity of the industrial business thus continued to improve from €1.8 billion to €2.2 billion – despite an allocation to the pension funds of €1.6 billion and despite the high dividend distribution (€1.5 billion) in 2004.

Growth in unit sales and revenues

DaimlerChrysler sold a total of 4.7 million vehicles in 2004, surpassing the level of the prior year by 8%. The DaimlerChrysler Group’s revenues increased by 4% to €142.1 billion. Adjusted for currency-translation effects and changes in the consolidated Group, revenues were actually 7% higher than in the prior year.

The workforce

As of December 31, 2004, DaimlerChrysler employed 384,723 people worldwide (end of 2003: 362,063). This was an increase of more than 6%. Of this total, 185,154 were employed in Germany (2003: 182,739) and 98,119 in the United States (2003: 102,391). Employment rose sharply in the Commercial Vehicles division in particular, due to new recruitment in Europe and North America and above all the consolidation of Mitsubishi Fuso Truck and Bus Corporation (MFTBC) with 18,281 employees. Adjusted for changes in the consolidated Group, the DaimlerChrysler workforce grew by 2% (+8,413).

Investing to secure the future

Last year, the DaimlerChrysler Group invested a total of €6.4 billion in property, plant and equipment (2003: €6.6 billion). The focus of the investment of €2.3 billion by the Mercedes Car Group was on expanding the plants in Rastatt and Tuscaloosa/USA for the production of the

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new A-Class and M-Class vehicle families, production preparations for the next S-Class model, and the expansion of production facilities for the new diesel and gasoline engines. The Chrysler Group’s investments of €2.6 billion were primarily applied to prepare for the production of the nine new models launched in 2004, including the very successful Chrysler 300C and the Dodge Magnum, and at least five additional models to come in the year 2005. Important projects in the Commercial Vehicles division, which invested a total of €1.2 billion, included the new Euro-4 truck engines and preparations for the successor to the Sprinter.

Research and development expenditure totaled €5.7 billion in 2004 (2003: €5.6 billion). Of this total, €2.6 billion was accounted for by the Mercedes Car Group. This division’s most important projects were the B-Class and R-Class sports tourers and the successors to the M-Class and S-Class models as well as completely new engine families. Research and development work at the Chrysler Group was influenced by the product offensive; efficiency improvements were achieved once again in terms of the yield on the funds applied. R&D expenditure by the Chrysler Group was at €1.6 billion. €1.2 billion was applied for research and development by Commercial Vehicles (2003: €0.9 billion).

In the planning period of 2005 through 2007, DaimlerChrysler expects to invest a total of €21 billion in property, plant and equipment. DaimlerChrysler plans to invest substantial funds in the context of the Group’s involvement in China. For research and development activities, DaimlerChrysler will spend a total of €17 billion in the period of 2005 through 2007, thus maintaining the high level of recent years.

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Mercedes Car Group

The Mercedes Car Group sold 1,226,800 vehicles in 2004 (2003: 1,216,900). For model life-cycle reasons, unit sales of the Mercedes-Benz brand were 2% lower than in the prior year, however. smart’s unit sales increased by 22% due to the launch of the smart forfour.

The division’s revenues decreased slightly to €49.6 billion (2003: €51.5 billion). This development was due to exchange-rate effects and the changed model mix of Mercedes-Benz passenger cars, which was primarily caused by lifecycle-related factors.

At €1.7 billion, operating profit was significantly lower than the €3.1 billion posted in 2003. This was due partially to the changed model mix and exchange-rate effects, but also due to the high launch costs for new products and the costs of the quality offensive at Mercedes-Benz. In addition, the contribution from the smart brand was significantly negative as a result of higher marketing expenses and launch costs for the smart forfour.

The Mercedes Car Group started a comprehensive program designed to improve efficiency and increase earnings. With the CORE program, the Mercedes Car Group aims to improve its performance by more than €3 billion. As a result, the division should once again achieve a return on sales of 7% in 2007. It also expanded its quality offensive in 2004. For the smart brand, a business model is now being prepared with the goals of increasing unit sales as a result of measures taken in the sales network, improving cost structures and boosting productivity.

With its product and marketing offensive, the Mercedes-Benz brand has succeeded in making its product range even more attractive and significantly younger, and in defending its position as the world’s most

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successful premium brand, despite intense competition.

The second-generation SLK roadster, which was presented to the public in the spring of 2004, is Number 1 worldwide in its segment. In April 2004, deliveries to customers began of the new super sports car Mercedes-Benz SLR.

In the early summer, Mercedes-Benz launched the new generation of the C-Class. The response to the new C-class has been very positive, with the model becoming the global market leader in its segment shortly after it was launched. In September 2004, the first units of the new CLS-Class were delivered to customers; this is the first four-door coupe in the world to go into series production. Demand is very strong for the new A-Class, deliveries of which also began in September.

At the 2004 Paris Motor Show, the European version of the “Vision R” grand sports tourer, and for the first time also the new “Vision B” compact sports tourer were presented to the public. The response from both the public and the press was very positive. These two vehicles will be launched in the summer of 2005 as the R-Class and the B-Class. They will extend the M-Class and the A-Class into product families. With these models and the new S-Class to be launched in the fall of 2005, the Mercedes-Benz brand intends to further extend its leading position in the premium segment in the coming years.

More than 500 exclusive Maybach sedans were delivered to customers worldwide in the year 2004.

A sales offensive was started for the smart brand, which has become well established with its unique products in many markets within just a few years. The goal is to utilize the potential of the brand even better than before. At the same time, new markets were gradually added. And

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with the smart forfour, which was launched in April 2004, smart established itself as a multi-product brand.

Chrysler Group

Worldwide, the Chrysler Group posted factory unit sales (shipments) of 2.8 million passenger cars, minivans, sport-utility vehicles and light trucks of the Chrysler, Dodge and Jeep® brands in 2004, a 5% increase over 2003. Worldwide retail sales increased by 4% to 2.7 million vehicles.

The Chrysler Group’s revenues of €49.5 billion were at the same level as in the prior year; calculated in US dollars, the increase was 10%.

The Chrysler Group’s business development was very positive in 2004, despite the continuation of difficult market conditions in North America: After reporting an operating loss of €506 million in the prior year, in 2004 the Chrysler Group achieved an operating profit of €1.4 billion. Lower average price incentives also contributed to the better result.

In the past four years, the Chrysler Group significantly improved its product quality and raised its manufacturing productivity, resulting in a sustained improvement in its competitive position. According to the “Harbour Report 2004”, the Chrysler Group increased manufacturing productivity by 7.8%. This is the second consecutive year in which the Chrysler Group posted the largest year-over-year improvement among all automotive manufacturers. And according to the “Initial Quality Survey” carried out by J.D. Power, the quality of Chrysler, Jeep® and Dodge vehicles improved by 11% compared with the prior year.

In the year 2004, the Chrysler Group continued its product offensive

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with nine new products. This represents the greatest number of new models in a single year in the company’s history, and gives it one of the youngest product line-ups in the industry. The model offensive will continue in the years to come. For example, the company will launch several highly anticipated products in 2005, including the Dodge Charger, and the Jeep® Commander, which will be the first Jeep® vehicle ever with three-row seating.

With the 300 and 300C sedans, the Chrysler Group has made an impact on the US market for passenger cars: these models quickly achieved a market share of about 30% in their segment during nine months in the market place. The 300C has also been very well received in Europe. Additional new Chrysler models in the year 2004 were the Chrysler PT Cruiser convertible and the Chrysler Crossfire roadster, which continue the brand’s long and successful tradition of open-air driving. Last year’s new products from the Dodge brand included the Dodge Magnum, the Dodge Dakota and the Dodge Ram SRT-10. Chrysler Group vehicles received more than 70 awards in 2004.

Commercial Vehicles

In a favorable economic environment in 2004, the Commercial Vehicles division boosted its unit sales by 42% to 712,200 trucks, vans and buses. This figure includes 118,100 vehicles of the business unit MFTBC, which was consolidated in April 2004. With the acquisition of a majority stake in MFTBC, DaimlerChrysler has further extended its position as global market leader for commercial vehicles. Even without the consolidation of MFTBC, the number of 594,100 units sold significantly exceeds the previous record set in 1999 (554,000). The increase in unit sales excluding MFTBC amounted to 19% in 2004.

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Revenues also grew substantially to €34.8 billion (2003: €26.8 billion). Once again, even without MFTBC there would still have been strong growth of 16%.

Operating profit of €1.3 billion was far higher than the prior-year earnings of €0.8 billion. This strong result was achieved although the Commercial Vehicles division was burdened by charges of €475 million relating to the expenditure arising at MFTBC for quality measures and recall campaigns. The main reasons for the earnings improvement were the substantially higher unit sales and the successful implementation of efficiency programs.

DaimlerChrysler has meanwhile successfully claimed compensation for the quality problems at MFTBC. At the beginning of this week, the DaimlerChrysler Supervisory Board and the Board of Directors of Mitsubishi Motors Corporation approved a letter of intent regulating compensation for the expenses that DaimlerChrysler has incurred due to those quality problems. An appropriate contract will now be prepared on this basis.

Thanks to the success of the new products and increased demand in the key markets, as well as the full consolidation of MFTBC, sales by Trucks business segment increased by 57% to 403,300 vehicles. With unit sales of 137,400 vehicles, the Trucks Europe/Latin America (Mercedes-Benz) business unit sold 24% more vehicles than in the prior year, thus setting a new record. The Trucks NAFTA business unit (Freightliner, Sterling, Thomas Built Buses) also achieved a strong increase in truck sales of 22% to 152,400 vehicles. MFTBC recorded unit sales of 118,100 trucks and buses. Its decrease in Japan was offset by strong growth in South East Asia, the Middle East and in Europe. The Mercedes-Benz vans business unit posted sales of 260,700 units in 2004 (2003: 230,900). The DaimlerChrysler Buses

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business unit achieved a new record with sales of 32,800 units (+16%).

The new medium-duty truck Atego 2 and the new Axor 2 were presented in 2004. The two trucks use a large number of shared parts and feature numerous innovations. With the launch of the Atego in Brazil in the summer of 2004, the business unit Trucks Europe/Latin America continued to implement its strategy of selling the European product range in all of the business unit’s key markets and thus achieving economies of scale. This goal is also served in the NAFTA region by assembling axles that share many parts with the axles produced in Europe. The increase in unit sales by the Vans business unit is mainly due to the success of the Sprinter and the Vito and the Viano model series, which were in great demand in all major regions. The new Vito introduced in 2003 was named “Van of the Year 2005”. The positive development of DaimlerChrysler Buses was primarily a result of the continuous further enhancement of the full-line product portfolio and the business unit’s technology leadership.

Services

The Services division continued its positive business development in the year 2004. Its operating profit of €1.25 billion was at last year’s high level (2003: €1.24 billion), despite the charges of €472 million from Toll Collect.

New business increased by 7% to €50.9 billion primarily due to the close cooperation with the vehicle divisions. The increase was also assisted by specialized programs, which were given a very positive reception by customers. An additional factor was that DaimlerChrysler Services launched new financial services products in 2004. Contract volume rose to €102.4 billion (2003: €98.2 billion). In total, the portfolio consisted of 6.6 million leased and financed vehicles in 39 countries

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at the end of 2004.

In order to increase new business and profitability in North America, bonus programs were introduced, and activities designed to enhance customer retention were further expanded. DaimlerChrysler Services Truck Finance introduced a full-service leasing program for the Freightliner brand that allows customers to supplement their financing and leasing contracts with an additional maintenance contract.

DaimlerChrysler Bank continued with the expansion of its core areas of leasing and financing in 2004. New business increased by 9% to €8.2 billion, and contract volume was up 10% to €14.5 billion. DaimlerChrysler Bank also expanded its portfolio in 2004 to include new attractive products such as auto insurance.

In China, preparations continued for the launch of financing activities in that country. In November, DaimlerChrysler Services received a provisional permit to commence business activities, and it plans to support sales of Group vehicle brands in China with its own financing company.

Following the successful execution of important tests of the satellite-based toll-collection system and a full trial confirming the functionality and compatibility of the various system components, Toll Collect was granted a provisional operating permit at the end of 2004. The toll system then started smoothly on January 1, 2005.

Other Activities

The Other Activities segment consists of the Group’s 33% holding in the European Aeronautic Defence and Space Company (EADS) and, since January 1, 2004, the DaimlerChrysler Off-Highway business

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unit. The prior-year figures have been adjusted for comparability. As DaimlerChrysler did not participate in a capital increase for Mitsubishi Motors Corporation (MMC), the Group’s ownership interest in MMC decreased from 37% to 19.7% at the end of 2004. As a result, since June 30, 2004, the shareholding in Mitsubishi Motors has been included in the consolidated financial statements as a financial investment shown at fair value.

The Other Activities’ operating profit decreased from €1.3 billion to €0.5 billion last year. The reason for the reduction is that the operating profit for the prior year included the profit contribution from MTU Aero Engines, as well as the gain of €1.0 billion realized on the disposal of this unit.

At €1.75 billion, DaimlerChrysler Off-Highway’s revenues in 2004 were about 2% higher than in the prior year. The business unit’s incoming orders totaled €1.84 billion, 7% higher than the figure for 2003.

Thanks to increased demand in the civil-aviation sector, EADS performed very well in 2004, and significantly increased its contribution to Group operating profit. The company publishes its figures for the 2004 financial year on March 9, 2005.

Outlook

Assuming a moderate increase in the worldwide demand for automobiles, the DaimlerChrysler Group expects total unit sales to increase in 2005 and the following years. Higher unit sales by all divisions will contribute to this development. Revenues should also continue rising.

After a weaker first and second quarter, for the full-year 2005

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DaimlerChrysler expects a slightly higher operating profit than in the previous year. Significant earnings improvements are to be expected as of the year 2006, when the Mercedes Car Group’s product offensive takes full effect and additional new models become available from the Chrysler Group. A key contribution to this positive earnings development will also be made by the efficiency-enhancing programs which will be pushed steadily forward in all divisions.

A fundamental condition for the targeted increase in earnings is a generally stable economic and political situation and a further moderate up-turn in worldwide demand for automobiles that is expected for the years of 2005 through 2007. Challenges may arise, however, from a continuation of the weak US dollar and high raw-material prices.

Due to the planned development of unit sales and the expected productivity advances, DaimlerChrysler assumes that employee numbers will remain fairly constant in the years of 2005 through 2007, both for the Group as a whole and in the individual divisions.

Additional charts showing figures for the 2004 financial year can be found on the Internet at: http://www.daimlerchrysler.com/go/press/2005e

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor. Publication of Annual Report and Consolidated Financial Statement is scheduled for February 23, 2005. Publication of Form 20-F Report is scheduled for February 28, 2005.

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject toc risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors”

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in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Further information about DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com.

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DaimlerChrysler – Figures for 2004

	2004		2003
DaimlerChrysler-Group	U.S.-$	€ (Euro)	€ (Euro)
Revenues, in millions	192,319	142,059	136,437
Operating Profit, in millions	7,790	5,754	5,686
Net Income, in millions	3,338	2,466	448
Per Share (EPS)	3.29	2.43	0.44
Dividend proposed		1.50	1.50
Employees (at year-end)	384,723		362,063

Operating Profit (Loss) by Segments	2004		2003
in millions	U.S.-$	€ (Euro)	€ (Euro)
Mercedes Car Group	2,255	1,666	3,126
Chrysler Group	1,932	1,427	(506)
Commercial Vehicles (1)	1,803	1,332	811
Services	1,692	1,250	1,240
Other Activities (1)	617	456	1,329

Revenues by Segments	2004		2003
in millions	U.S.-$	€ (Euro)	€ (Euro)
Mercedes Car Group	67,189	49,630	51,446
Chrysler Group	67,010	49,498	49,321
Commercial Vehicles (1)	47,064	34,764	26,806
Services	18,871	13,939	14,037
Other Activities (1) (2)	2,978	2,200	4,084

Unit Sales by Segments	2004	2003
Mercedes Car Group	1,226,800	1,216,900
Chrysler Group	2,779,900	2,637,900
Commercial Vehicles	712,200	501,000

Rate of exchange: 1 € = U.S.-$ 1.3538 (based on the noon buying rate on Dec. 31, 2004)

(1) Figures for previous year have been adjusted to reflect the reallocation of the DaimlerChrysler Off-Highway business unit from the Commercial Vehicles Division to the segment Other Activities. Since March 31, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) is included with a time lag of one month in the Commercial Vehicles Division.

(2) In 2003 figure for discontinued operations (MTU Aero Engines) included.

DaimlerChrysler – Figures for the 4th Quarter 2004

	Q4/2004		Q4/2003
DaimlerChrysler-Group	U.S.-$	€ (Euro)	€ (Euro)
Revenues, in millions	51,099	37,745	35,211
Operating profit, in millions	1,063	785	2,396
Net income (Loss), in millions	712	526	1,404
Per Share (EPS)	0.70	0.52	1.39
Employees (at year-end)	384,723		362,063

Operating Profit (Loss) by Segments	Q4/2004		Q4/2003
in millions	U.S.-$	€ (Euro)	€ (Euro)
Mercedes Car Group	27	20	784
Chrysler Group	523	386	143
Commercial Vehicles (1)	592	437	344
Services	196	145	203
Other Activities (1)	(28)	(21)	1,144

Revenues by Segments	Q4/2004		Q4/2003
in millions	U.S.-$	€ (Euro)	€ (Euro)
Mercedes Car Group	17,407	12,858	13,059
Chrysler Group	17,210	12,712	12,312
Commercial Vehicles (1)	13,527	9,992	7,696
Services	4,955	3,660	3,451
Other Activities (1) (2)	1,106	817	1,274

Unit Sales by Segments	Q4/2004	Q4/2003
Mercedes Car Group	348,300	302,400
Chrysler Group	718,800	639,600
Commercial Vehicles	208,700	145,000

Rate of exchange: 1 € = U.S.-$ 1.3538 (based on the noon buying rate on Dec. 31, 2004)

(1) Figures for previous year have been adjusted to reflect the reallocation of the DaimlerChrysler Off-Highway business unit from the Commercial Vehicles Division to the segment Other Activities. Since March 31, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) is included with a time lag of one month in the Commercial Vehicles Division.

(2) In 2003 figure for discontinued operations (MTU Aero Engines) included.

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[GRAPHIC]

DAIMLERCHRYSLER

2004 RESULTS

ANNUAL PRESS CONFERENCE

Jürgen E. Schrempp

Chairman of the Board of Management

Stuttgart
February 10, 2005

DaimlerChrysler Group	[LOGO]

SIGNIFICANT IMPROVEMENT IN OPERATING PROFIT

	2003		2004

Revenues	€136.4	bn	€142.1	bn

Operating Profit	€5.7	bn	€5.8	bn
Operating Profit adjusted(1)	€5.1	bn

Net income	€0.4	bn	€2.5	bn

Equity ratio industrial business	26.1%		25.3%
Net Liquidity industrial business	€1.8	bn	€2.2	bn

Dividend	€1.5		€1.5

(1)         Excluding Chrysler Group restructuring costs and gain of sale MTU Aero Engines in 2003

CHRYSLER GROUP AND CVD MORE THAN COMPENSATE

DECLINE AT MERCEDES CAR GROUP

[CHART]

(1)         Excluding Chrysler Group restructuring costs and gain of sale MTU Aero Engines in 2003

[GRAPHIC]

MERCEDES CAR GROUP

[LOGO]	[LOGO]	[LOGO]

No. 1	No. 2	No. 4
luxury and	super luxury	micro cars
premium cars	USA	WEU
worldwide

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Mercedes Car Group	[LOGO]

DECREASE IN OPERATING PROFIT PRIMARILY DUE TO

CURRENCY EFFECTS AND QUALITY OFFENSIVE

[CHART]

PROGRAM FOR STRENGTHENING OF

PROFITABILITY

Efficiency	Quality	Profitable Growth

• Implement comprehensive transformation and optimization program "CORE" • Develop sustainable business model for smart	• Comprehensive quality offensive Mercedes-Benz	• Strengthen innovation leadership with S- Class successor • Launch of M-Class successor • Launch of B- and R- Class in Sports Tourer Segment • China activities

Mercedes Car Group - Efficiency	[LOGO]

TRANSFORMATION AND OPTIMIZATION PROGRAM

ACROSS ENTIRE VALUE CHAIN

[GRAPHIC]

R&D

Sourcing

Production

Marketing/After-Sales

Administration

Funding Requirements

Fixed Cost / Net Asset Optimization

Manufacturing Cost / Labour Cost

Production Material / Variable Cost

Revenues / Margins

Overhead / Processes

Focus on:

•                  Efficiency

•                  Complexity reduction

•                  Flexibility

•                  Profitability

•                  Management Culture

Mercedes Car Group - Quality	[LOGO]

[GRAPHIC]

QUALITY OFFENSIVE TO REACH BEST IN CLASS QUALITY

MID-TERM

Development	Production	Service

• Reduce complexity • Increase maturity • Increase use of digital tools • Supplier support program	• Improve initial quality • Milestones achieved • Failure rate reduction • W&G improvement faster than planned	• Conduct preventive product measures • Ensure top service quality

“New” products	Products in the field

Mercedes Car Group - Efficiency	[LOGO]

[GRAPHIC]

DEVELOP SUSTAINABLE BUSINESS MODEL FOR SMART

Topics currently addressed	First decisions already taken

• Sales performance (Network density, market entry USA under evaluation)	• Improve sales performance (e.g. shop in shop, market and sales initiative)

• Cost structure	• Product and market strategy

• Productivity (Across all product lines and through entire value chain)

Mercedes Car Group - Profitable Growth	[LOGO]

[GRAPHIC]

NEW PRODUCTS IN 2004

• CLS defining new segment of 4-door coupe	• SLK wins 32 out of 33 international awards

• Overwhelming market acceptance	• Undisputed market leader in its segment

Mercedes Car Group - Profitable Growth

[GRAPHIC]

NEW PRODUCTS IN 2004

• A-Class market introduction in September 2004 great success	• Over 50,000 units of new A-Class delivered in 2004

Mercedes Car Group - Profitable Growth

[GRAPHIC]

NEW M-CLASS

Mercedes Car Group - Profitable Growth

NEW M- AND R- CLASS: MAJOR STEPS IN VOLUME

EXPANSION OF M-CLASS FAMILY

[CHART]

14

Mercedes Car Group - Profitable Growth

SPORTS TOURER: MERCEDES-BENZ AGAIN DEFINING

NEW SEGMENT IN PREMIUM MARKET

New concept combining the best of three worlds

[GRAPHIC]

Off road	On road	Space
	Mid	Fall
	2005	2005
B-Class			R-Class

Market introduction

15

Mercedes Car Group - Profitable Growth

S-CLASS AGAIN DEFINING THE STANDARD

[GRAPHIC]

Driving Dynamics	Passive Safety	Comfort	Active Safety	Man Machine Interface

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

S-Class No. 1 in luxury segment since 1965

Mercedes Car Group - Profitable Growth

[GRAPHIC]

PRODUCT OFFENSIVE MERCEDES CAR GROUP

2007
	2006	• C-Class
	• G-Class	• smart fortwo
	• S-Coupe	• …
2005	• …
• M-Class
• R-Class
• B-Class
• S-Class

[GRAPHIC]

CHRYSLER GROUP

[LOGO]	[LOGO]	[LOGO]

No.1	No. 1	No. 3
luxury full	MPV	SUV
size cars	USA	USA
USA

18

Chrysler Group

TURNAROUND DESPITE DIFFICULT MARKET CONDITIONS

Sales (1)	Revenues	Operating Profit (2)
- in thousand units -	- in billions of EUR -	- in billions of EUR -

[CHART]	[CHART]	[CHART]

• New products
• Improved efficiency
• Improved quality

(1)          Corresponds to Chrysler shipments

(2)          Including restructuring charges of EUR 0.5 bn in 2003

Chrysler Group

PRODUCT OFFENSIVE 2004 SUCCESSFULLY LAUNCHED

Dodge Ram SRT-10	Chrysler 300	Chrysler Crossfire Roadster

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

PT Cruiser Convertible	Jeep Wrangler XL	Jeep Grand Cherokee

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Q1	Q2	Q3	Q4

Chrysler/Dodge Minivans	Dodge Magnum	Dodge Dakota

Chrysler Group

IN 2004, CHRYSLER ACHIEVED BOTH POSITIVE NET PRICING
AND AN INCREASE IN MARKET SHARE

[LOGO]

‘03-’04 CY

Net Pricing
(Chrysler Group Estimates)	[GRAPHIC]

Retail Market Share	[GRAPHIC]

Chrysler Group

CHRYSLER 300 WINS ALL TOP AWARDS 2004

[LOGO]

[GRAPHIC]

Chrysler Group

OTHER NEW INTRODUCTIONS ALSO HIGHLY AWARDED

Jeep Grand Cherokee	Minivans with Stow‘N Go

[GRAPHIC]	[GRAPHIC]

[GRAPHIC]	[GRAPHIC]

Dodge Magnum	Dodge Ram SRT-10 & Power Wagon

Chrysler Group

CONTINUED EFFICIENCY AND QUALITY IMPROVEMENT FOR FURTHER GROWTH

Efficiency	Quality	Profitable Growth

• Continued strive for cost benchmark position	• Target benchmark quality	• Continued product offensive
• Productivity • Material cost • Capital expenditure • Work force	• Concept quality (APEAL)	• International strategy, e.g.
	• Initial quality (IQS)	• China strategy
	• Service quality (CSI)	• Cooperation with CMC in Taiwan (MPV)
• Dodge Europe
• Optimize retail network

Chrysler Group - Profitable Growth

Chrysler Group - Efficiency

IMPROVEMENTS SINCE 2000

Productivity		Material Cost
(2000 – 2004 fcst)		(2000 - 2004)

[GRAPHIC]		[GRAPHIC]

+20%		>20%
Harbour Report: Best Industry Improvement in 2002, 2003		Net Savings:	-20%
		Gross Savings:	-26%

Net Assets		Program Spending
(2000 - 2004)		(2000 - 2004)

[GRAPHIC]		[GRAPHIC]

-42%		-31%
2000:	19.2 bn US$
2004:	11.1 bn US$	Decrease by 13 bn US$

Chrysler Group - Quality

QUALITY: IMPROVEMENTS IN COST AND PERCEPTION

Warranty Expenses	Quality Indicators

($ per unit sold)	• D Power IQS:
[CHART]	(1998-2004)	+36%

Warranty expense per unit sold significantly decreased since 2000 MY	• JD Power APEAL:	2 Category Winners in 2004
	• JD Power CSI:	Rank 3
(6 in 2000)
• 36% of CG products on Consumer Reports “Recommended List”

Chrysler Group - Efficiency

IMPROVED APPEARANCE AT POINT OF SALE

[GRAPHIC]	Dublin, CA

Woodstock, GA	[GRAPHIC]

Houston, TX	Foothill Ranch, CA	Targets:

[GRAPHIC]	[GRAPHIC]
• Improve franchise attractiveness

• Increase sales

Chrysler Group - Profitable Growth

“LX” FAMILY CONCEPT

			Charger	[LOGO]
		Magnum SRT-8	[GRAPHIC]	Dodge Derivatives
	Dodge Magnum	[GRAPHIC]
[GRAPHIC]	[GRAPHIC]		[GRAPHIC]	[LOGO]
Chrysler 300 / “LX” Base Platform		[GRAPHIC]	300 SRT-8	Chrysler Derivatives
300 Touring

PRODUCT LAUNCHES 2005

Dodge Charger	Dodge RAM Mega Cab

[GRAPHIC]	[GRAPHIC]

Jeep Commander	Chrysler 300 SRT8

[GRAPHIC]	[GRAPHIC]

Dodge Viper Coupe	Dodge Magnum SRT8

[GRAPHIC]	[GRAPHIC]

Chrysler Group - Profitable Growth

CHRYSLER GROUP WITH YOUNGEST PORTFOLIO

Vehicles MY2005 average showroom age

In years

[CHART]

Sales Weighted Showroom

(Chrysler Group Estimates)

Chrysler Group - Profitable Growth

[GRAPHIC]

PRODUCT OFFENSIVE CHRYSLER GROUP TO BE CONTINUED

2007
	2006	• Chrysler models
2005	• Chrysler models	• Jeep model
• Jeep Commander	• Jeep models	• Dodge models
• Dodge Charger	• Dodge models
• Dodge Viper Coupe
• Dodge RAM Mega Cab
• SRT8-models

[GRAPHIC]

COMMERCIAL VEHICLES DIVISION

[LOGO]	[LOGO]	[LOGO]	[LOGO]	[LOGO]

Trucks	Trucks	MFTBC	DC Buses	MB Vans
Europe, LA	NAFTA	(FUSO)	& Coaches

No. 1	No. 1	No. 3	No. 1	No. 1
Brand >6t	>6t	truck	>8t	premium
WEU	NAFTA	Japan	worldwide	worldwide

32

Commercial Vehicles Division

CONTINUED STRONG INCREASE IN OPERATING PROFIT

DESPITE DIFFICULT SITUATION AT MFTBC (FUSO)

Sales*)	Revenues*)	Operating Profit*)
- in thousand units -	- in billions of € -	- in billions of € -

[CHART]	[CHART]	[CHART]

• Sales record
• Efficiency programs
• New products
• Economies of scale

*)             Change of consolidation basis of MFTBC from 2003 to 2004

Commercial Vehicles Division

PRODUCTS HIGHLY AWARDED

[GRAPHIC]	[GRAPHIC]

Truck of the Year 2004.	Van of the Year 2005

Der Actros	Der Vito

Commercial Vehicles Division

NEW PRODUCTS IN 2004

Trucks	Trucks	MFTBC	DC Buses
Europe, LA	NAFTA	(FUSO)	& Coaches

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Atego new	TBB School	Canter TD	Setra
	bus C2	(NAFTA)	Comfort Class

[GRAPHIC]

Axor new

Commercial Vehicles Division

MEASURES TO SECURE SUSTAINABLE PROFITABILITY

Efficiency	Quality	Profitable Growth

• Ongoing efficiency programs in every Business Unit • Scale effects through new integrated Truck organization	• Significant improvements realized with new products • Continued establishment of DaimlerChrysler-quality standards at MFTBC (FUSO)	• Continued product offensive • Further strengthen leading position in Western Europe and NAFTA • Strong Asia presence

Commercial Vehicles Division - Efficiency

TURNING SCALE INTO PROFIT:

LEVERAGE EUROPEAN PRODUCT CONCEPTS

Axor	Axor new	EUROPE

[GRAPHIC]	[GRAPHIC]

Atego	Atego new

[GRAPHIC]	[GRAPHIC]

HPN			Axor new

[GRAPHIC]	STOP	Regional Adaptations	[GRAPHIC]

FPN			Atego new

[GRAPHIC]	LATIN AMERICA		[GRAPHIC]

Commercial Vehicles Division - Quality

QUALITY AS KEY LEVER FOR OPERATIONAL EXCELLENCE
AND SUSTAINABLE PROFITABLE GROWTH

[GRAPHIC]

Actros I                Actros II

Issues / 100 vehicles after 12 months of operating

[CHART]

•      Actros II already with same quality as Actros I at the end of life cycle

•      Interdisciplinary quality team

•      Pre-launch testing with key customers

Commercial Vehicles Division - Quality

[GRAPHIC]

Commercial Vehicles Division - Profitable Growth

COMMERCIAL VEHICLES WITH ONGOING PRODUCT
OFFENSIVE IN NEXT THREE YEARS

[GRAPHIC]

2005

•      MB Atego (Turkey)

•      MB Axor (Brazil/Turkey)

•      New Fuso Canter (Europe)

•      MB Citaro Low Entry

•      MB Travego (Turkey)

2006

•      MB Sprinter successor

•      MB Vito/Viano (China)

•      MB Interurban Bus

•      Setra MultiClass

•      Fuso Hybrid City Bus

•      ...

2007

•      Freightliner Century Class successor

•      MB Conecto City Bus

•      …

DAIMLERCHRYSLER SERVICES

Market position	Regional scope	DC sales coverage

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

No. 3 in automotive captive finance worldwide	Operations in 39 countries	Average penetration rate: 35%

DaimlerChrysler Services

DESPITE TOLL COLLECT
OPERATING PROFIT AT LAST YEAR’S HIGH LEVEL

Contract Volume	Revenues	Operating Profit
- in billions of EUR -	- in billions of EUR -	- in billions of EUR -

[CHART]	[CHART]	[CHART]

• High margins • Improved cost position • Improved risk management

DaimlerChrysler Services

CUSTOMER FOCUS IN CORE BUSINESS AS BASIS FOR
PROFITABLE GROWTH

Efficiency	Quality	Profitable Growth

• Further focus on core business • Improve cost position • Improved risk management	• Closer cooperation with automotive divisions • Product Innovations • Higher Customer Value	• Increase automotive brand support • Ensure brand support in non-triad markets

DaimlerChrysler Services - Profitable Growth

[GRAPHIC]

BUSINESS DEVELOPMENT TAILORED TO SPECIFIC MARKET
SITUATIONS

	NAFTA	Europe	Emerging markets

	• Large volume	• Multiple companies of varying size	• Specific business scope
Situation	• Economies of scale realized • Automation implemented	• Variations in processes and automation	• Low level of automation

Approach	• External benchmark • Next level of automation	• Realize economies of scale • Best practice for processes and automation	• Expand supporting DC vehicle business • Leverage best practices • Automate

Focus	Sustain	Use scale effects	Expand

[GRAPHIC]

OTHER ACTIVITIES

[LOGO]	[LOGO]	[LOGO]

No. 1	No. 1	No. 1
in commercial aircraft	in civilian helicopter	in marine propulsion systems

Other activities

[GRAPHIC]

AIRBUS IN 2004 AGAIN AHEAD OF BOEING

[CHART]

DaimlerChrysler - Corporate Initiatives

[GRAPHIC]

SIGNIFICANT INCREASE OF AVERAGE NUMBER
OF PV DERIVATES PER ARCHITECTURE

[CHART]	[CHART]

No. of PV architectures	Average no. of PV derivatives per architecture

Daimler Chrysler - - Corporate Initiatives

[GRAPHIC]

ACTIVITIES IN CHINA ARE PROGRESSING

Daimler Chrysler - - Corporate Initiatives

COMPREHENSIVE PROPULSION STRATEGY

Optimization of Combustion Engines	Hybrid Vehicles	Fuel Cell Technology

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Daimler Chrysler - - Corporate Initiatives

[GRAPHIC]

PRIORITIES FOR THE COMING YEARS

Operational Excellence	Profitable Growth

Successful launch of new products

Quality Improvements

Cost reduction and efficiency

Value Added increase

[GRAPHIC]

DAIMLERCHRYSLER

2004 RESULTS

ANNUAL PRESS CONFERENCE

Jürgen E. Schrempp

Chairman of the Board of Management

Stuttgart

February 10, 2005

3

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[LOGO]

DAIMLERCHRYSLER

2004 RESULTS
ANNUAL PRESS CONFERENCE

Bodo Uebber
Chief Financial Officer

Stuttgart
February 10, 2005

DaimlerChrysler Group

KEY FINANCIAL HIGHLIGHTS IN 2004

•                  Earning power strengthened:

•                  Operating profit of EUR 5.8 billion

•                  Net income of EUR 2.5 billion

•                  Earnings per share of EUR 2.43

•                  Key financial metrics improved:

•                  Net liquidity of the industrial business at EUR 2.2 billion

•                  Positive free cash flow in the industrial business of EUR 1.8 billion

•                  Stable dividend payment of EUR 1.50 per share

•                  Credit rating’s outlook improved

2

REVENUES AND OPERATING PROFIT

– in billions of EUR –

Revenues	Revenues
- reported -	- comparable (1) -	Operating Profit

[CHART]	[CHART]	[CHART]

(1)                                  Adjusted for exchange rate effects and changes in the consolidated Group

(2)                                  Excluding the gain on sale of MTU Aero Engines (EUR 1,031 mn) and restructuring charges at Chrysler Group (FY 2003: EUR 469 mn, Q4/2003: EUR 427 mn)

3

OPERATING PERFORMANCE STRENGTHENED

– in billions of EUR –

[CHART]

4

Mercedes Car Group

OPERATING PROFIT SUBSTANTIALLY LOWER THAN IN 2003

– in millions of EUR –

[CHART]

-

•              Less favorable model mix

•              Depreciation of the US dollar

•              Higher expenses for new models

•              High costs for quality offensive

•              Additional burdens at smart

5

Chrysler Group

STRONG IMPROVEMENT
DESPITE DIFFICULT MARKET CONDITIONS

– in millions of EUR –

[CHART]

+

•              Market success of new products

•              Improved model mix

•              Lower average incentives

•              Improved quality – lower warranty costs

•              Further cost reduction

6

Commercial Vehicles

OPERATING PROFIT IMPROVED
DESPITE HIGH CHARGES AT FUSO

– in millions of EUR –

[CHART]

+

•              Higher unit sales in core markets

•              Favorable model mix

•              Cost and productivity improvements

•              Improved quality – lower warranty costs

-

•              EUR 475 million related to Fuso recall

7

Services

OPERATING PROFIT AT PRIOR YEAR’S LEVEL
DESPITE CHARGES FOR TOLL COLLECT

– in millions of EUR –

[CHART]

+

•              Continued high margins

•              Lower cost of risk

-

•              High charges for Toll Collect

•              debis AirFinance valuation adjustment

8

DaimlerChrysler Group

NET INCOME AND EARNINGS PER SHARE

Net Income	Earnings per Share
- in billions of EUR -	- in EUR -

[CHART]	[CHART]

9

KEY BALANCE SHEET FIGURES

- in billions of EUR -	Dec. 31 2003	Dec. 31 2004

Gross liquidity Group	14.3	11.7
Gross liquidity industrial business	12.5	10.2

Group equity (1)	33.0	32.0
Equity ratio Group (1)	18.5%	17.5%
Equity ratio industrial business (1)	26.1%	25.3%

Financial liabilities Group (2)	74.7	76.0
Financial liabilities industrial business (2)	10.7	8.0

Net debt Group	(60.4)	(64.3)
Net cash industrial business	1.8	2.2

(1)      Excluding dividend payment for 2003 and 2004

(2)      Adjusted for the effects of the mark-to-market valuation according to SFAS 133

10

EUR 12 BILLION EXPENDITURE FOR THE FUTURE

– in billions of EUR –

Capital Expenditure in Property, Plant & Equipment	Research & Development Expenditure

[CHART]	[CHART]

11

PENSION STATUS

	Dec. 31 2003	December 31 2004
- in billions of EUR -	DC Group	DC Group(2)	German Plans	US (1) Plans	Other (2)

Projected benefit obligations (PBO)	(32.1)	(34.4)	(12.6)	(20.6)	(1.2)

Plan assets	26.3	27.8	9.0	18.3	0.5

Underfunded position	(5.8)	(6.6)	(3.6)	(2.3)	(0.7)

Pension accruals	5.0	5.6	2.9	2.0	0.7

Underfunded PBO position net of accruals	(0.8)	(1.0)	(0.7)	(0.3)	0.0

(1)          Including Canadian Plans

(2)          Including PBO of EUR (0.8) bn, plan assets of EUR 0.2 bn and pension accruals of EUR 0.6 bn resulting from the consolidation of Mitsubishi Fuso Truck & Bus Corporation

12

POSTRETIREMENT HEALTHCARE BENEFIT

	Dec. 31 2003	Dec. 31 2004
- in billions of EUR -	DC Group	DC Group

Accumulated postretirement benefit obligation (APBO)	(14.9)	(14.4)

Plan assets	1.5	1.6

Over / (under) funded position	(13.4)	(12.8)

Accruals for the postretirement benefit obligation	8.2	8.0

Over / (under) funded APBO position net of accruals	(5.2)	(4.8)

13

RECONCILIATION TO FREE CASH FLOW
FISCAL YEAR 2004

– in millions of EUR –

[CHART]

14

RETURN ON NET ASSETS

– after tax at Group level –

[CHART]

15

RETURN ON NET ASSETS OF THE DIVISIONS

– before taxes –

Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services (ROE)

[CHART]	[CHART]	[CHART]	[CHART]

16

FINANCIAL OUTLOOK 2005
AND UNDERLYING ASSUMPTIONS

•                  Assumptions for the automotive markets:

•                  Stable car markets in Western Europe, NAFTA and Japan

•                  Stable truck market in Western Europe, further increase in the NAFTA region

•                  Further growth in emerging markets

•                  Higher unit sales for all automotive divisions of DaimlerChrysler

•                  Group operating profit expected to be slightly higher than in 2004

17

DISCLAIMER

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor. Publication of Annual Report and Consolidated Financial Statement is scheduled for February 23, 2005. Publication of Form 20-F Report is scheduled for February 28, 2005. This presentation contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,“ „assume,“ „believe,“ „estimate,“ „expect,“ „intend,“ „may,“ „plan,“ „project“ and „should“ and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

18

Fact Sheet Fourth Quarter

& Fiscal Year 2004

- Unaudited Figures -

February 10, 2005

Contents

DaimlerChrysler Group

•	Stock Market Information

•	Earnings Situation

Sales Information

•	Mercedes Car Group

•	Chrysler Group

•	Commercial Vehicles

These figures are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor. Publication of Annual Report and Consolidated Financial Statement is scheduled for February 23, 2005. Publication of Form 20-F Report is scheduled for February 28, 2005. This presentation contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,“ „assume,“ „believe,“ „estimate,“ „expect,“ „intend,“ „may,“ „plan,“ „project“ and „should“ and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

2

Stock Market Information

Earnings per Share (basic):

• 4th Quarter 2004:	EUR	0.52
• Fiscal Year 2004:	EUR	2.43

Share Price(1):

• Share Price Frankfurt:	EUR	35.26
• Share Price New York:	US$	48.05

Number of Shares:

• Average Number of Outstanding Shares 2004:	1,012.8	million
• Shares Outstanding (December 31, 2004):	1,012.8	million

Market Capitalization(1):

• Frankfurt:	EUR	35.71	billion
• New York:	US$	48.67	billion

(1) As of last trading day in FY 2004 (Frankfurt & New York: December 31, 2004).

3

Key Figures and Ratios

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Revenues	32,351	33,252	37,072	33,860	34,891	34,114	37,745	35,211	+7%	142,059	136,437	+4%

EBIT (1) (2)	1,314	1,073	1,864	223	693	877	741	1,215	-39%	4,612	3,388	+36%

Depreciation	2,663	2,837	2,794	2,906	2,815	2,839	3,033	3,138	-3%	11,305	11,720	-4%

EBITDA (1) (2)	3,977	3,910	4,658	3,129	3,508	3,716	3,774	4,353	-13%	15,917	15,108	+5%

Operating Profit (Loss) (2)	1,546	1,403	2,091	641	1,332	1,246	785	2,396	-67%	5,754	5,686	+1%

Net Income (Loss) (2)	412	588	577	109	951	(1,653)	526	1,404	-63%	2,466	448	+450%

Capital Expenditure (Property, plant & equipment)	1,368	1,630	1,628	1,484	1,770	1,593	1,620	1,907	-15%	6,386	6,614	-3%

Effective Tax Rate (2)										33.3%	164.3%	-0.8	pts

(1)   EBIT = Income before financial income and income taxes; EBITDA = Income before financial income and income taxes plus depreciation.

(2)   Figures for Q1/2004 and Q2/2004 have been adjusted retroactively for effects resulting from the first time application of the Medicare Act in the US.

4

Revenues by Divisions

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Mercedes Car Group	11,674	12,424	12,977	13,221	12,121	12,742	12,858	13,059	-2%	49,630	51,446	-4%

Chrysler Group	12,060	12,679	13,206	11,834	11,520	12,496	12,712	12,312	+3%	49,498	49,321	+0%
- in USD - (1)	15,072	13,611	15,908	13,438	14,074	14,055	16,497	14,633	+13%	61,551	55,737	+10%

Commercial Vehicles (2)	6,612	5,774	8,963	6,580	9,197	6,756	9,992	7,696	+30%	34,764	26,806	+30%

Services	3,372	3,608	3,463	3,508	3,444	3,470	3,660	3,451	+6%	13,939	14,037	-1%

Other Activities (3)	387	867	471	947	525	996	817	1,274	-36%	2,200	4,084	-46%

Eliminations/Discontinued
Operations (3)	(1,754)	(2,100)	(2,008)	(2,230)	(1,916)	(2,346)	(2,294)	(2,581)	+11%	(7,972)	(9,257)	+14%

DaimlerChrysler Group (2)	32,351	33,252	37,072	33,860	34,891	34,114	37,745	35,211	+7%	142,059	136,437	+4%

(1)   Revenues as originally generated by Chrysler Group in US dollars. Figures are therefore not comparable to those shown in the financial statements.

(2)   Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) has been included with a time lag of one month.

(3)   On December 31, 2003, DaimlerChrysler completed the sale of its 100% ownership interest in MTU Aero Engines GmbH.

5

Operating Profit by Divisions

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in millions of EUR)	2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Mercedes Car Group	639	688	703	861	304	793	20	784	-97%	1,666	3,126	-47%

Chrysler Group (1)	303	152	521	(948)	217	147	386	143	+170%	1,427	(506)	—

Commercial Vehicles (2)	268	47	468	222	159	198	437	344	+27%	1,332	811	+64%

Services	221	419	472	334	412	284	145	203	-29%	1,250	1,240	+1%

Other Activities (3)	134	72	85	217	258	(104)	(21)	1,144	—	456	1,329	-66%

Eliminations	(19)	25	(158)	(45)	(18)	(72)	(182)	(222)	+18%	(377)	(314)	-20%

DaimlerChrysler Group (1)(2)	1,546	1,403	2,091	641	1,332	1,246	785	2,396	-67%	5,754	5,686	+1%

(1)   Figures for Q1/2004 and Q2/2004 have been adjusted retroactively for effects resulting from the first time application of the Medicare Act in the US.

(2)   Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) has been included with a time lag of one month.

(3)   On December 31, 2003, DaimlerChrysler completed the sale of its 100% ownership interest in MTU Aero Engines GmbH. As of June 30, 2004, Mitsubishi Motors Corporation has been included as a financial investment measured at fair value.

6

Earnings per Share

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in EUR)	2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

EPS (1)
basic	0.41	0.58	0.57	0.11	0.94	(1.63)	0.52	1.39	-63%	2.43	0.44	+452%
diluted	0.41	0.58	0.57	0.11	0.94	(1.63)	0.52	1.39	-63%	2.43	0.44	+452%

Average number of shares outstanding
(in million)
basic number of shares	1,012.7	1,012.7	1,012.7	1,012.6	1,012.8	1,012.8	1,012.8	1,012.7	+0%	1,012.8	1,012.7	+0%
diluted number of shares	1,013.8	1,013.8	1,015.4	1,013.6	1,015.0	1,012.8	1,012.8	1,012.7	+0%	1,014.5	1,012.7	+0%

(1)   Figures for Q1/2004 and Q2/2004 have been adjusted retroactively for effects resulting from the first time application of the Medicare Act in the US.

7

Mercedes Car Group

Wholesales

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in thousand units)	2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Mercedes Car Group	266	291	319	318	293	305	348	302	+15%	1,227	1,217	+1%

Western Europe	173	192	224	219	190	208	233	193	+21%	821	813	+1%
of which Germany	81	86	104	105	88	104	114	95	+19%	387	390	-1%

NAFTA	55	58	58	60	61	54	67	65	+3%	240	235	+2%
of which USA	52	53	53	55	56	50	62	60	+3%	223	218	+2%

Japan	11	11	8	10	10	11	12	13	-12%	41	46	-10%

Rest of World	27	31	29	29	32	32	36	31	+17%	125	123	+2%

8

Mercedes Car Group

Retail Sales*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in thousand units)	2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Mercedes Car Group	274	286	311	319	288	306	328	298	+10%	1,200	1,210	-1%

Western Europe	180	188	214	219	189	207	216	194	+11%	799	808	-1%
of which Germany	81	86	104	105	88	104	114	95	+19%	387	390	-1%

NAFTA	53	55	59	59	59	58	69	64	+8%	239	236	+1%
of which USA	49	52	54	54	54	54	64	59	+8%	222	219	+1%

Japan	12	12	9	10	10	12	11	11	-5%	42	45	-7%

Rest of World	29	31	29	31	30	30	32	30	+9%	120	121	-1%

* Wholesales for smart in 2003.

9

Mercedes Car Group

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2004	2003	2004	2003	2004	2003	2004	2003	Change in % pts	2004	2003	Change in % pts

Western Europe	4.3	4.6	4.5	5.1	4.5	5.1	5.1	4.6	0.5	4.6	4.9	-0.3
of which Germany	10.9	11.1	10.6	11.3	10.1	11.8	10.9	10.0	0.9	10.6	11.1	-0.5

USA	1.6	1.7	1.5	1.5	1.6	1.5	2.0	1.8	0.2	1.7	1.6	0.1

Japan	0.8	0.8	0.8	0.9	0.8	0.9	0.8	1.0	-0.2	0.8	0.9	-0.1

10

Chrysler Group

Shipments

		1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in thousand units)		2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Chrysler Group		685	647	781	722	595	629	719	640	+12%	2,780	2,638	+5%

of which	Passenger Cars	128	145	190	184	153	128	153	111	+38%	624	568	+10%

	Minivans	115	127	159	134	113	104	113	112	+1%	500	477	+5%

	Sport Tourers	56	39	75	66	77	62	73	50	+44%	280	218	+28%

	SUV’s	214	174	175	174	121	165	198	197	+1%	708	710	-0%

	Light Trucks	172	162	184	164	131	169	182	170	+7%	668	665	+0%

NAFTA		639	611	736	676	558	586	676	585	+16%	2,610	2,458	+6%
of which	USA	583	531	638	582	484	517	582	498	+17%	2,287	2,129	+7%

Rest of World		45	36	46	46	37	43	42	55	-23%	170	180	-6%

11

Chrysler Group

Retail Sales*

		1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in thousand units)		2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Chrysler Group		633	616	760	734	653	630	656	627	+5%	2,702	2,607	+4%

of which	Passenger Cars	122	150	178	179	153	117	141	114	+24%	594	560	+6%

	Minivans	123	130	159	150	111	116	127	111	+14%	519	508	+2%

	Sport Tourers	64	40	61	54	63	54	83	57	+45%	272	206	+32%

	SUV’s	175	147	189	171	164	177	166	185	-10%	694	679	+2%

	Light Trucks	150	148	173	181	162	167	140	160	-13%	624	655	-5%

NAFTA		593	577	715	694	613	589	617	581	+6%	2,538	2,440	+4%
of which	USA	519	502	620	603	538	516	535	506	+6%	2,211	2,127	+4%

Rest of World		40	39	44	41	40	41	39	46	-14%	165	167	-1%

* Includes Sprinter vans sold under the Freightliner brand.

12

Chrysler Group

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2004	2003	2004	2003	2004	2003	2004	2003	Change in % pts	2004	2003	Change in % pts

Chrysler Group USA & Canada	13.0	13.2	13.5	13.3	11.9	11.4	12.8	12.5	0.3	12.8	12.6	0.2

Passenger Cars USA	6.0	6.9	7.4	7.3	6.0	4.8	6.4	5.3	1.1	6.5	6.1	0.4

Trucks USA	18.3	18.6	18.1	18.2	16.0	16.5	17.1	17.4	-0.3	17.3	17.6	-0.3

13

Chrysler Group

Division specific data

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter				Fiscal Year
	2004	2003	2004	2003	2004	2003	2004	2003	Change		2004	2003	Change

Fleet % of Total USA	27.2%	27.4%	27.5%	29.8%	15.4%	16.2%	25.1%	20.5%	4.6		23.9%	23.7%	0.2

U.S. Lease % of Total Retail	14.5%	15.6%	15.5%	10.7%	16.2%	11.7%	18.7%	15.9%	2.8		16.2%	13.4%	2.8

U.S. Field Stock (1,000 units)	585	536	606	519	563	528	601	521	80

U.S. Days Supply (days)	77	69	72	63	83	86	81	74	7

U.S. Marketing Cost as% of Revenues	20.4%	20.0%	20.4%	28.7%	16.6%	20.3%	20.7%	19.1%	1.6	pts.	19.7%	22.2%	-2.5	pts

14

Commercial Vehicles

Wholesales*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in thousand units)	2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Commercial Vehicles	126	107	185	126	193	123	209	145	+44%	712	501	+42%

Western Europe	56	53	75	64	63	59	80	74	+8%	274	250	+10%
of which Germany	20	18	29	26	26	26	36	31	+15%	111	102	+9%

NAFTA	39	29	44	34	45	34	49	37	+31%	177	134	+32%
of which USA	34	24	38	29	38	29	41	32	+28%	151	115	+32%

Latin America	12	9	14	9	17	11	15	11	+28%	58	40	+43%

Asia/Australia	6	6	31	7	47	8	45	9	—	130	29	—
of which Japan	1	0	10	0	17	0	15	1	—	43	1	—

Rest of World	13	10	20	12	20	12	20	14	+49%	73	48	+53%

* Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) included with a time lag of one month, therefore the 2nd quarter 2004 only includes two months.

15

Commercial Vehicles

Retail Sales*

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in thousand units)	2004	2003	2004	2003	2004	2003	2004	2003	Change in %	2004	2003	Change in %

Commercial Vehicles	124	103	183	125	192	125	213	140	+52%	711	493	+44%

Western Europe	56	52	75	65	64	62	85	70	+21%	280	250	+12%
of which Germany	20	18	29	26	26	26	36	31	+15%	111	102	+9%

NAFTA	37	25	43	32	43	34	48	36	+33%	172	127	+35%
of which USA	32	21	37	28	37	29	41	31	+31%	146	108	+35%

Latin America	12	9	14	9	17	11	15	11	+28%	58	40	+43%

Asia/Australia	6	6	31	7	48	7	45	9	—	130	29	—
of which Japan	1	0	10	0	17	0	15	0	—	42	1	—

Rest of World	13	10	20	12	19	12	20	13	+51%	71	47	+52%

* Since April 1, 2004 Mitsubishi Fuso Truck and Bus Corporation (MFTBC) included with a time lag of one month, therefore the 2nd quarter 2004 only includes two months.

16

Commercial Vehicles

Market Shares

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter			Fiscal Year
(in %)	2004	2003	2004	2003	2004	2003	2004	2003	Change in % pts	2004	2003	Change in % pts

Trucks

Trucks Europe / Latin America (Mercedes-Benz)
Western Europe	19.7	19.0	22.1	19.7	23.0	21.7	21.4	22.2	-0.8	21.7	20.9	0.8
Germany	37.8	39.4	42.7	38.6	43.4	44.3	41.4	43.4	-2.0	41.7	41.7	0.0
Brazil	31.4	35.2	30.6	32.1	30.7	33.9	30.5	33.6	-3.1	30.7	33.6	-2.9

Trucks NAFTA (Freightliner/ Sterling/Western Star)
USA Class 8	40.5	41.7	36.7	41.5	33.7	40.1	36.5	39.3	-2.8	36.3	40.3	-4.0
USA Class 5-7	25.6	28.1	27.3	25.5	26.4	28.2	25.1	25.9	-0.8	26.1	26.7	-0.6

Vans (Mercedes-Benz)
Western Europe	17.3	17.9	17.1	16.8	18.0	17.5	17.5	16.7	0.8	17.5	17.1	0.4
Germany	27.3	29.6	27.0	26.9	29.3	27.5	30.6	27.7	2.9	28.8	27.7	1.1

Buses & Coaches (Mercedes-Benz/Setra)
Western Europe	27.1	25.3	26.7	26.2	25.9	29.4	31.7	31.1	0.6	28.2	28.4	-0.2
Germany	57.8	56.6	48.9	55.4	66.6	58.2	60.1	63.6	-3.5	58.0	59.6	-1.6

Mitsubishi Fuso Truck & Bus
Trucks & Buses Japan	30.4	30.1	31.4	29.8	25.9	28.8	21.7	28.2	-6.5	26.9	28.9	-2.0

17

Key Figures	DAIMLERCHRYSLER

- unaudited -

DaimlerChrysler Group

(amounts in millions)	2004 US $(1)	2004 €	2003 €	2002 €	04/03 change in %
Revenues	192,319	142,059	136,437	147,368	+4	(2)
European Union	64,162	47,394	48,496	46,546	-2
of which: Germany	30,210	22,315	24,182	23,121	-8
North America	99,188	73,266	73,477	87,831	-0
of which: USA	86,957	64,232	64,757	77,686	-1
Other markets	28,970	21,399	16,397	15,206	+31
Discontinued operations	—	—	(1,933)	(2,215)	—
Employees (at year-end)		384,723	362,063	365,571	+6
Investments in property, plant and equipment	8,645	6,386	6,614	7,145	-3
Research and development expenditure	7,660	5,658	5,571	5,942	+2
Cash provided by operating activities	14,973	11,060	13,826	15,909	-20
Operating profit (loss)	7,790	5,754	5,686	6,854	+1
Net income (loss)	3,338	2,466	448	4,718	+450
per share (in US $/€)	3.29	2.43	0.44	4.68	+452
Total dividend	2,057	1,519	1,519	1,519	±0
Dividend per share (in €)		1.50	1.50	1.50	±0

(1) Rate of exchange: € 1 = US $ 1.3538 (based on the noon buying rate on Dec. 31, 2004).

(2) A 7% increase after adjusting for the effects of currency translation and changes in the consolidated Group.

Divisions

- unaudited -

Mercedes Car Group

(amounts in millions)	2004 US $(1)	2004 €	2003 €	04/03 change in %
Operating profit	2,255	1,666	3,126	-47
Revenues	67,189	49,630	51,446	-4
Investments in property, plant and equipment	3,172	2,343	2,939	-20
Research and development expenditure	3,566	2,634	2,687	-2
Unit sales		1,226,773	1,216,938	+1
Employees (Dec. 31)		105,857	104,151	+2

Chrysler Group

(amounts in millions)	2004 US $(1)	2004 €	2003 €	04/03 change in %
Operating profit (loss)	1,932	1,427	(506)	—
Revenues	67,010	49,498	49,321	+0
Investments in property, plant and equipment	3,584	2,647	2,487	+6
Research and development expenditure	2,125	1,570	1,689	-7
Unit sales		2,779,895	2,637,867	+5
Employees (Dec. 31)		84,375	93,062	-9

Commercial Vehicles

(amounts in millions)	2004 US $(1)	2004 €	2003 €	04/03 change in %
Operating profit	1,803	1,332	811	+64
Revenues	47,064	34,764	26,806	+30
Investments in property, plant and equipment	1,603	1,184	958	+24
Research and development expenditure	1,660	1,226	946	+30
Unit sales		712,166	500,981	+42
Employees (Dec. 31)		114,602	88,014	+30

Services

(amounts in millions)	2004 US $(1)	2004 €	2003 €	04/03 change in %
Operating profit	1,692	1,250	1,240	+1
Revenues	18,871	13,939	14,037	-1
Contract volume	138,628	102,399	98,199	+4
Investment in property, plant and equipment	123	91	76	+20
Employees (Dec. 31)		11,224	11,035	+2

Other Activities

(amounts in millions)	2004 US $(1)	2004 €	2003 €	04/03 change in %
Operating profit(2)	617	456	1,329	-66
Revenues(2)	2,978	2,200	4,084	-46
Investment in property, plant and equipment(2)	181	134	169	-21
Research and development expenditure(2)	309	228	420	-46
Employees (Dec. 31)		20,636	20,192	+2

(1) Rate of exchange: € 1 = US $1.3538 (based on the noon buying rate on Dec. 31, 2004).

(2) In 2003 figures of discontinued operations (MTU Aero Engines) are included.

4th Quarter Key Figures

- unaudited -

DaimlerChrysler Group

(amounts in millions)	Q IV/2004 US $(1)	Q IV/2004 €	Q IV/2003 €	04/03 change in %
Revenues	51,099	37,745	35,211	+7
Operating profit	1,063	785	2,396	-67
Net income	712	526	1,404	-63
per share (in US $/€)	0.70	0.52	1.39	-63

Mercedes Car Group

(amounts in millions)	Q IV/2004 US $(1)	Q IV/2004 €	Q IV/2003 €	04/03 change in %
Unit sales		348,260	302,365	+15
Revenues	17,407	12,858	13,059	-2
Operating profit	27	20	784	-97

Chrysler Group

(amounts in millions)	Q IV/2004 US $(1)	Q IV/2004 €	Q IV/2003 €	04/03 change in %
Unit sales		718,772	639,621	+12
Revenues	17,210	12,712	12,312	+3
Operating profit	523	386	143	+170

Commercial Vehicles

(amounts in millions)	Q IV/2004 US $(1)	Q IV/2004 €	Q IV/2003 €	04/03 change in %
Unit sales		208,672	145,007	+44
Revenues	13,527	9,992	7,696	+30
Operating profit	592	437	344	+27

Services

(amounts in millions)	Q IV/2004 US $(1)	Q IV/2004 €	Q IV/2003 €	04/03 change in %
Revenues	4,955	3,660	3,451	+6
Operating profit	196	145	203	-29

Other Activities

(amounts in millions)	Q IV/2004 US $(1)	Q IV/2004 €	Q IV/2003 €	04/03 change in %
Revenues(2)	1,106	817	1,274	-36
Operating profit (loss)(2)	(28)	(21)	1,144	—

(1) Rate of exchange: € 1 = US $1.3538 (based on the noon buying rate on Dec. 31, 2004).

(2) In 2003 figures of discontinued operations (MTU Aero Engines) are included.

Consolidated Statement of Income (Loss) - Group

- unaudited -

	year ended December 31,
(in millions, except EPS)	2004	2004	2003	2002
	US $(1)	€	€	€
Revenues	192,319	142,059	136,437	147,368
Cost of sales	(155,100)	(114,567)	(109,926)	(119,624)
Gross profit	37,219	27,492	26,511	27,744
Selling, administrative and other expenses	(24,330)	(17,972)	(17,772)	(18,166)
Research and development	(7,660)	(5,658)	(5,571)	(5,942)
Other income	1,211	895	689	777
Turnaround plan expenses - Chrysler Group	(196)	(145)	(469)	(694)
Income (expense) before financial income	6,244	4,612	3,388	3,719
Impairment of investment in EADS	—	—	(1,960)	—
Other financial income (expense, net)	(1,458)	(1,077)	(832)	2,206
Financial income (expense), net	(1,458)	(1,077)	(2,792)	2,206
Income (loss) before income taxes	4,786	3,535	596	5,925
Income tax benefit (expense)	(1,594)	(1,177)	(979)	(1,115)
Minority interests	146	108	(35)	(15)
Income (loss) from continuing operations	3,338	2,466	(418)	4,795
Income from discontinued operations, net of taxes	—	—	14	82
Income on disposal of discontinued operations, net of taxes	—	—	882	—
Cumulative effect of changes in accounting principles	—	—	(30)	(159)
Net income (loss)	3,338	2,466	448	4,718

Earnings (loss) per share
Basic earnings per share	3.29	2.43	0.44	4.68
Diluted earnings per share	3.29	2.43	0.44	4.67

(1) Rate of exchange: € 1 = US $ 1.3538 (based on the noon buying rate on Dec. 31, 2004).

Consolidated Statements of Income (Loss) - Industrial Business and Financial Services

- unaudited -

	Industrial Business			Financial Services
	year ended December 31,			year ended December 31,
(in millions)	2004	2003	2002	2004	2003	2002
	€	€	€	€	€	€
Revenues	128,133	122,397	131,668	13,926	14,040	15,700
Cost of sales	(103,771)	(98,937)	(106,443)	(10,796)	(10,989)	(13,181)
Gross profit	24,362	23,460	25,225	3,130	3,051	2,519
Selling, administrative and other expenses	(16,741)	(16,374)	(16,451)	(1,231)	(1,398)	(1,715)
Research and development	(5,658)	(5,571)	(5,942)	—	—	—
Other income	833	637	709	62	52	68
Turnaround plan expenses - Chrysler Group	(145)	(469)	(694)	—	—	—
Income (expense) before financial income	2,651	1,683	2,847	1,961	1,705	872
Impairment of investment in EADS	—	(1,960)	—	—	—	—
Other financial income (expense), net	(1,043)	(775)	2,325	(34)	(57)	(119)
Financial income (expense), net	(1,043)	(2,735)	2,325	(34)	(57)	(119)
Income (loss) before income taxes	1,608	(1,052)	5,172	1,927	1,648	753
Income tax benefit (expense)	(442)	(352)	(738)	(735)	(627)	(377)
Minority interests	113	(30)	(12)	(5)	(5)	(3)
Income (loss) from continuing operations	1,279	(1,434)	4,422	1,187	1,016	373
Income from discontinued operations, net of taxes	—	14	82	—	—	—
Income on disposal of discontinued operations, net of taxes	—	882	—	—	—	—
Cumulative effect of changes in accounting principles	—	(30)	(124)	—	—	(35)
Net income (loss)	1,279	(568)	4,380	1,187	1,016	338

Reconciliation to Income before Financial Income and Financial Income, net

- unaudited -

Reconciliation of operating profit to income (loss)

before financial income

(in millions)	2004	2004	2003
	US $(1)	€	€
Operating profit	7,790	5,754	5,686
Pension and postretirement benefit (expenses) income, other than current and prior service costs and settlement/curtailment losses	(1,144)	(845)	(870)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	118	87	(5)
Operating profit from discontinued operations	—	—	(84)
Pre-tax gains from the sale of operating businesses and discontinued operations	—	—	(1,031)
Miscellaneous items	(520)	(384)	(308)
Income (loss) before financial income	6,244	4,612	3,388

(1) Rate of exchange: € 1 = US $ 1.3538 (based on the noon buying rate on Dec. 31, 2004).

- unaudited -

Financial income (expense), net

	year ended December 31,
(in millions)	2004	2003	2002
	€	€	€
Impairment of investment in EADS	—	(1,960)	—
Other income from investments	(606)	(477)	2,638
Income (loss) from investments, net	(606)	(2,437)	2,638
Interest expense, net	(300)	(390)	(320)
Other financial income (loss), net	(171)	35	(112)
Financial income (expense), net	(1,077)	(2,792)	2,206

Consolidated Balance Sheet - Group

- unaudited -

	at December 31,
(in millions)	2004	2004	2003
	US $(1)	€	€
Assets
Goodwill	2,712	2,003	1,816
Other intangible assets	3,616	2,671	2,819
Property, plant and equipment, net	46,031	34,001	32,917
Investments and long-term financial assets	9,535	7,043	8,748
Equipment on operating leases, net	36,160	26,711	24,385
Fixed Assets	98,054	72,429	70,685
Inventories	22,733	16,792	14,948
Trade receivables	9,410	6,951	6,081
Receivables from financial services	76,876	56,785	52,638
Other receivables	17,497	12,924	15,848
Securities	5,258	3,884	3,268
Cash and cash equivalents	10,520	7,771	11,017
Non-fixed assets	142,294	105,107	103,800
Deferred taxes	5,591	4,130	2,688
Prepaid expenses	1,395	1,030	1,095
Total assets	247,334	182,696	178,268

Liabilities and stockholders’ equity
Stockholder’s equity	45,408	33,541	34,481
Minority interests	1,231	909	470
Accrued liabilities	56,272	41,566	39,172
Financial liabilities	103,728	76,620	75,690
Trade liabilities	17,483	12,914	11,583
Other liabilities	11,788	8,707	8,805
Liabilities	132,999	98,241	96,078
Deferred taxes	2,963	2,189	2,736
Deferred income	8,461	6,250	5,331
Total liabilities and stockholders’ equity	247,334	182,696	178,268

Equity ratio [%](2)	17.5	17.5	18.5

(1) Rate of exchange: € 1 = US $ 1.3538 (based on the noon buying rate on Dec. 31, 2004).

(2) Based on equity excluding proposed dividend.

Consolidated Balance Sheets - Industrial Business and Financial Services

- unaudited -

	Industrial Business		Financial Services
	at December 31,		at December 31,
(in millions)	2004	2003	2004	2003
	€	€	€	€
Assets
Goodwill	1,945	1,757	58	59
Other intangible assets	2,602	2,731	69	88
Property, plant and equipment, net	33,835	32,761	166	156
Investments and long-term financial assets	6,767	8,416	276	332
Equipment on operating leases, net	3,099	2,890	23,612	21,495
Fixed Assets	48,248	48,555	24,181	22,130
Inventories	15,317	13,560	1,475	1,388
Trade receivables	6,755	5,851	196	230
Receivables from financial services	—	—	56,785	52,638
Other receivables	9,209	11,129	3,715	4,719
Securities	3,474	2,801	410	467
Cash and cash equivalents	6,771	9,719	1,000	1,298
Non-fixed assets	41,526	43,060	63,581	60,740
Deferred taxes	3,988	2,527	142	161
Prepaid expenses	953	1,002	77	93
Total assets	94,715	95,144	87,981	83,124

Liabilities and stockholders’ equity
Stockholder’s equity	25,439	26,361	8,102	8,120
Minority interests	885	454	24	16
Accrued liabilities	40,506	38,439	1,060	733
Financial liabilities	8,680	11,779	67,940	63,911
Trade liabilities	12,704	11,359	210	224
Other liabilities	6,095	6,030	2,612	2,775
Liabilities	27,479	29,168	70,762	66,910
Deferred taxes	(3,989)	(3,377)	6,178	6,113
Deferred income	4,395	4,099	1,855	1,232
Total liabilities and stockholders’ equity	94,715	95,144	87,981	83,124

Equity ratio [%](1)	25.3	26.1

(1) Based on equity excluding proposed dividend.

Cash Flow and Net Liquidity

- unaudited -

Cash flow information

			Industrial Business		Financial Services
	at December 31,		at December 31,		at December 31,
(in millions)	2004	2003	2004	2003	2004	2003
	€	€	€	€	€	€
Cash provided by operating activities(1)	11,060	13,826	3,753	6,785	7,307	7,041
Cash used for investing activities(1)	(16,682)	(13,608)	(2,869)	(3,180)	(13,813)	(10,428)
Cash provided by (used for) financing activities	2,549	2,518	(3,681)	(1,316)	6,230	3,834

(1) Amounts reported in previous years have been reclassified to conform with current year presentation.

Reconciliation to free cash flow

			Industrial Business		Financial Services
	at December 31,		at December 31,		at December 31,
(in millions)	2004	2003	2004	2003	2004	2003
	€	€	€	€	€	€
Cash provided by operating activities	11,060	13,826	3,753	6,785	7,307	7,041
Cash used for investing activities	(16,682)	(13,608)	(2,869)	(3,180)	(13,813)	(10,428)
Change in liquidity (> 3 months)	853	396	873	272	(20)	124
Free Cash Flow	(4,769)	614	1,757	3,877	(6,526)	(3,263)

Net liquidity

			Industrial Business		Financial Services
	at December 31,		at December 31,		at December 31,
(in millions)	2004	2003	2004	2003	2004	2003
	€	€	€	€	€	€
Cash & cash equivalents
originally maturing within 3 months	7,381	10,767	6,381	9,469	1,000	1,298
originally maturing after 3 months	390	250	390	250	—	—
Total cash and cash equivalents	7,771	11,017	6,771	9,719	1,000	1,298
Securities	3,884	3,268	3,474	2,801	410	467
Other	—	—	—	—	—	—
Liquidity	11,655	14,285	10,245	12,520	1,410	1,765
Financial liabilities(1)	(75,990)	(74,652)	(8,051)	(10,745)	(67,939)	(63,907)
Net liquidity	(64,335)	(60,367)	2,194	1,775	(66,529)	(62,142)

(1) Adjusted for market valuation.

Performance Measures

- unaudited -

Net Assets and Return on Net Assets

	2004	2003	2004	2003
	(annual average, in billions of €)%			%
	Net Assets		Return on Net Assets
DaimlerChrysler Group (after taxes)	56.3	60.0	5.6	2.4

Industrial divisions (before interest and taxes)
Mercedes Car Group	13.5	12.8	12.3	24.3
Chysler Group	8.7	11.6	16.4	(4.4)
Commercial Vehicles	9.7	7.0	13.8	11.5
Other industrial activities (1)	4.7	6.4	13.4	22.4

	Stockholder’s Equity		Return on Equity

Financial Services (before taxes)	8.1	8.4	22.0	17.7

(1) Includes the Business Unit Off-Highway and the investment in EADS; 2003 also including MTU Aero Engines and the investment in MMC.

Net Assets (year-end) of the DaimlerChrysler Group

(in millions)	2004	2003
	€	€
Stockholder’s equity	31,479	31,913
Minority interests	909	470
Financial liabilities of the industrial segment	8,680	11,779
Pension provisions of the industrial segment	13,867	13,416
Net assets	54,935	57,578

Reconciliation to Net Operating Income

(in millions)	2004	2003
	€	€
Net income (loss)	2,466	448
Minority interests	(108)	35
Interest expense related to industrial activities, after taxes	295	377
Interest cost of pensions related to industrial activities, after taxes	512	607
Net operating income	3,165	1,467

Assumptions for the valuation of pension obligations and return on plan assets

	2004		2003
(in%)	German plans	US plans	German plans	US plans
Discount rate for the valuation of the projected benefit obligations at year-end	4.75	5.75	5.25	6.25
Expected return on plan assets	7.50	8.50	7.50	8.50
Actual return on plan assets	8.20	13.70	14.60	23.00

Compensation of the Board of Management

- unaudited -

Compensation of the Board of Management

	2004	2003	04/03
Total remuneration (in millions of €)	31.6	40.8	-22.5%
Number of performance-based awards	395,000	503,000	-21.5%
Number of stock options	1,265,000	3,140,000	-59.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: February 10, 2005